Item 77D - Deutsche Treasury Portfolio (a series of
Investors Cash Trust) (the "Fund")
Effective on or about August 1, 2018, the Fund's principal investment strategy will be amended to include the following:
The fund pursues its objective by investing exclusively in short-term US Treasury securities and in repurchase agreements backed by these securities. The timely payment of principal and interest on US Treasury securities is guaranteed by the full faith and credit of the US government.
The Board will provide shareholders with at least
60 days' notice prior to making any changes to the fund's policy of investing exclusively in short-term US Treasury securities and in repurchase agreements backed by these securities.